SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 2)*


                           ORIENT-EXPRESS HOTELS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Class A Common Shares, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G67743107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Peter A. Nussbaum, Esq.
--------------------------------------------------------------------------------
                           CR Intrinsic Investors, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                (with a copy to)

                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                               New York, NY 10019
                            Attn: Adam M. Turteltaub

                                 August 4, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      SCHEDULE 13D


----------------------------------                        ----------------------
CUSIP No.  G67743107                                      Page 2 of 9 Pages
----------------------------------                        ----------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            CR Intrinsic Investors, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                    (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING               2,760,000 (see Item 5)
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,760,000 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,760,000 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [X]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                      SCHEDULE 13D


----------------------------------                        ----------------------
CUSIP No.  G67743107                                      Page 3 of 9 Pages
----------------------------------                        ----------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            CR Intrinsic Investments, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                    (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING               2,760,000 (see Item 5)
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,760,000 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,760,000 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [X]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                      SCHEDULE 13D


----------------------------------                        ----------------------
CUSIP No.  G67743107                                      Page 4 of 9 Pages
----------------------------------                        ----------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Steven A. Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                    (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING               2,760,000 (see Item 5)
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,760,000 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,760,000 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [X]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 2") amends the Schedule 13D filed on May 16, 2008 (the "Original
Schedule 13D") and amended on June 3, 2008 ("Amendment No. 1" and, together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D"). This Amendment No. 2 relates to Class A common shares, $0.01 par value per share (the "Common Stock"), of Orient-Express Hotels Ltd., a Bermuda company (the "Issuer").


Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The Reporting Persons expended an aggregate of approximately $140,533,354 of investment capital to purchase the 2,760,000 shares of Common Stock. Such transactions were effected in open market purchases and acquired in the ordinary course of business and are held by CR Intrinsic Investments in a commingled margin account, maintained at Goldman Sachs & Co., which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4.  Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended to include the following:

On July 24, 2008, the Reporting Persons, along with D. E. Shaw Valence Portfolios, L.L.C. ( "Valence") and D. E. Shaw Oculus Portfolios, L.L.C. ("Oculus" and collectively with Valence, including their affiliates, the "D. E. Shaw group,") sent a letter to the Board of Directors of the Issuer (the "July 24 Letter"). The July 24 Letter, among other things, re-asserted the objections to the Issuer's corporate governance structure that were raised by the D. E. Shaw group at the most recent Annual General Meeting of the Issuer. The July 24 Letter also stated that the Reporting Persons and the D.E. Shaw group believe the Company's oppressive and untenable voting structure has created a significant and material overhang on the price of shares of Common Stock. The July 24 Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Isser sent a letter to the Reporting Rersons and the D. E. Shaw group on August 1, 2008 (the "Issuer Letter") that responded to the July 24 Letter. The Issuer Letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On August 4, 2008, the Reporting Persons, along with the D. E. Shaw group, sent a letter to the Board of Directors of the Issuer (the "August 4 Letter"). The August 4 Letter, among other things, stated that the Reporting Persons and the D.E. Shaw group have been advised by counsel that the Issuer's circular ownership structure, in which its wholly-owned subsidiary controls the Issuer through ownership of all of its super-voting Class B shares, is not authorized by the Bermuda Companies Act and would not withstand judicial scrutiny. The August 4 Letter further states that the Reporting Persons and the D. E. Shaw group intend to deliver a requisition to the Issuer calling for a special shareholders meeting to give its Class A shareholders the opportunity to express their views on whether the Issuer's current governance structure should be revised. The August 4 Letter is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of the close of business on July 31, 2008, the Reporting Persons beneficially owned an aggregate of 2,760,000 shares of Common Stock, representing approximately 6.5% of the shares of Common Stock outstanding. The percentages used herein are based upon 42,459,500 shares of Common Stock reported to be outstanding as of April 30, 2008, by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2008.

     CR Intrinsic Investors and Mr. Cohen own directly no shares of Common Stock. Pursuant to an investment management agreement, CR Intrinsic Investors holds all investment and voting power with respect to securities held by CR Intrinsic Investments. Mr. Cohen, through one or more intermediary holding companies, controls CR Intrinsic Investments. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of CR Intrinsic Investors and Mr. Cohen may be deemed to own beneficially 2,760,000 shares of Common Stock (constituting approximately 6.5% of the shares of Common Stock outstanding).

     As a result of the Agreement described in Item 4 of Amendment No. 1, the Reporting Persons, Valence, Oculus and certain affiliates of Valence and Oculus may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Act. Pursuant to such Rule, a group is deemed to beneficially own all of the Common Stock beneficially owned by all members of the group as a whole. The Reporting Persons have been informed that, as of the close of business on July 31, 2008, the D. E. Shaw Group beneficially owned an aggregate of 3,218,678 shares of Common Stock, representing approximately 7.6% of the class. The D. E. Shaw Group and other related parties have reported their beneficial ownership on a separate Schedule 13D. Accordingly, as of the close of business on July 31, 2008, the group may be deemed to beneficially own an aggregate of 5,978,678 shares of Common Stock, representing approximately 14.1% of the class. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person's management and control. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by Valence, its affiliates, or any other person or entity other than the various accounts under the Reporting Persons' management and control. Any disclosures made herein with respect to persons or entities other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

          (i) CR Intrinsic Investors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,760,000 shares of Common Stock, constituting 6.5% of such class of securities;

          (ii) CR Intrinsic Investments has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,760,000 shares of Common Stock, constituting approximately 6.5% of such class of securities; and

          (iii) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,760,000 shares of Common Stock, constituting approximately 6.5% of such class of securities.

     (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons since the filing of Amendment No. 1 is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected in open market purchases through various brokerage entities on the New York Stock Exchange.

     (d) No person other than CR Intrinsic Investors, CR Intrinsic Investments and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by CR Intrinsic Investments.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D hereby amended to include the following:

In addition to the shares of Common Stock reported herein by the Reporting Persons, S.A.C. MultiQuant Fund, LLC ("SAC MultiQuant"), an affiliate of the Reporting Persons, currently has long economic exposure to 17,000 shares of Common Stock and short economic exposure to 4,200 shares of Common Stock through such contracts. SAC MultiQuant also maintains an open short position on 8,200 shares of Common Stock. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Item 7.   Material to be filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

1. Joint Filing Agreement (previously filed with Original Schedule 13D)

2. Joint Filing Agreement (previously filed with Amendment No. 1)

3. Agreement, dated as of June 2, 2008, by and between CR Intrinsic Investments, LLC, D. E. Shaw Oculus Portfolios, L.L.C. and D. E. Shaw Valence Portfolios, L.L.C. (previously filed with Amendment No. 1)

4. Letter to the Board of Directors of Orient-Express Hotels Ltd. from D.E. Shaw Oculus Portfolios, L.L.C, D.E. Shaw Valence Portfolios, L.L.C. and CR Intrinsic Investments, LLC, dated July 24, 2008 (attached hereto as Exhibit 99.1)

5. Letter to D.E. Shaw Oculus Portfolios, L.L.C, D.E. Shaw Valence Portfolios, L.L.C. and CR Intrinsic Investments, LLC from Paul M. White, President & CEO of Orient-Express Hotels Ltd., dated August 1, 2008. (attached hereto as Exhibit 99.2)

6. Letter to the Board of Directors of Orient-Express Hotels Ltd. from D.E. Shaw Oculus Portfolios, L.L.C, D.E. Shaw Valence Portfolios, L.L.C. and CR Intrinsic Investments, LLC, dated August 4, 2008. (attached hereto as Exhibit 99.3)

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2008


                                    CR INTRINSIC INVESTORS, LLC


                                    By:   /s/ Peter Nussbaum
                                          --------------------------------------
                                          Name:  Peter Nussbaum
                                          Title: Authorized Person


                                    CR INTRINSIC INVESTMENTS, LLC


                                     By:  /s/ Peter Nussbaum
                                          --------------------------------------
                                          Name:  Peter Nussbaum
                                          Title: Authorized Person


                                    STEVEN A. COHEN


                                    By:   /s/ Peter Nussbaum
                                          --------------------------------------
                                          Name:  Peter Nussbaum
                                          Title: Authorized Person



                                              Schedule A

                              TRADING HISTORY, ORIENT-EXPRESS HOTELS LTD.

        Date                          Name                       Amount          Price Per Share ($)
      6/3/2008           CR Intrinsic Investments, LLC            4400                  46.89
      6/3/2008           CR Intrinsic Investments, LLC             100                  46.92
      6/3/2008           CR Intrinsic Investments, LLC            2498                  46.94
      6/3/2008           CR Intrinsic Investments, LLC             400                  46.96
      6/3/2008           CR Intrinsic Investments, LLC            1100                  46.965
      6/3/2008           CR Intrinsic Investments, LLC            1300                  46.995
      6/3/2008           CR Intrinsic Investments, LLC             600                    47
      6/3/2008           CR Intrinsic Investments, LLC             100                  47.24
      6/3/2008           CR Intrinsic Investments, LLC             400                  47.28
      6/3/2008           CR Intrinsic Investments, LLC             200                  47.29
      6/3/2008           CR Intrinsic Investments, LLC             200                  47.31
      6/3/2008           CR Intrinsic Investments, LLC             600                  47.32
      6/3/2008           CR Intrinsic Investments, LLC             700                  47.34
      6/3/2008           CR Intrinsic Investments, LLC            2600                  47.35
      6/3/2008           CR Intrinsic Investments, LLC             100                  47.36
      6/3/2008           CR Intrinsic Investments, LLC             200                  47.37
      6/3/2008           CR Intrinsic Investments, LLC             200                   47.4
      6/3/2008           CR Intrinsic Investments, LLC             100                  47.43
      6/3/2008           CR Intrinsic Investments, LLC            1600                  47.45
      6/3/2008           CR Intrinsic Investments, LLC             600                  47.46
      6/3/2008           CR Intrinsic Investments, LLC             500                  47.47
      6/3/2008           CR Intrinsic Investments, LLC            1700                  47.48
      6/3/2008           CR Intrinsic Investments, LLC             50                   47.485
      6/3/2008           CR Intrinsic Investments, LLC            2000                  47.49
      6/3/2008           CR Intrinsic Investments, LLC            5285                   47.5
      6/3/2008           CR Intrinsic Investments, LLC             500                  47.69
      6/3/2008           CR Intrinsic Investments, LLC             700                   47.7
      6/3/2008           CR Intrinsic Investments, LLC             300                  47.71
      6/3/2008           CR Intrinsic Investments, LLC             563                  47.73
      6/3/2008           CR Intrinsic Investments, LLC            2610                  47.74
      6/3/2008           CR Intrinsic Investments, LLC            1390                  47.75
      6/3/2008           CR Intrinsic Investments, LLC             990                  47.76
      6/3/2008           CR Intrinsic Investments, LLC            3900                  47.77
      6/3/2008           CR Intrinsic Investments, LLC             500                  47.775
      6/3/2008           CR Intrinsic Investments, LLC            5900                  47.78
      6/3/2008           CR Intrinsic Investments, LLC            6095                  47.79
      6/3/2008           CR Intrinsic Investments, LLC             200                  47.795
      6/3/2008           CR Intrinsic Investments, LLC            4600                   47.8
      6/3/2008           CR Intrinsic Investments, LLC            1400                  47.81
      6/3/2008           CR Intrinsic Investments, LLC             300                  47.82
      6/3/2008           CR Intrinsic Investments, LLC             100                  47.83
      6/3/2008           CR Intrinsic Investments, LLC             200                  47.84
      6/3/2008           CR Intrinsic Investments, LLC             623                  47.85
      6/3/2008           CR Intrinsic Investments, LLC             500                  47.86
      6/3/2008           CR Intrinsic Investments, LLC             400                  47.87


      6/3/2008           CR Intrinsic Investments, LLC             300                  47.88
      6/3/2008           CR Intrinsic Investments, LLC             505                  47.89
      6/3/2008           CR Intrinsic Investments, LLC            2892                   47.9
      6/3/2008           CR Intrinsic Investments, LLC             100                  47.91
      6/3/2008           CR Intrinsic Investments, LLC            1200                  47.92
      6/3/2008           CR Intrinsic Investments, LLC            1100                  47.93
      6/3/2008           CR Intrinsic Investments, LLC            1200                  47.94
      6/3/2008           CR Intrinsic Investments, LLC            2915                  47.95
      6/3/2008           CR Intrinsic Investments, LLC            3800                  47.96
      6/3/2008           CR Intrinsic Investments, LLC            3500                  47.97
      6/3/2008           CR Intrinsic Investments, LLC            3700                  47.98
      6/3/2008           CR Intrinsic Investments, LLC            12885                 47.99
      6/3/2008           CR Intrinsic Investments, LLC            29058                   48
      6/3/2008           CR Intrinsic Investments, LLC            1500                  48.01
      6/3/2008           CR Intrinsic Investments, LLC            2400                  48.02
      6/3/2008           CR Intrinsic Investments, LLC             200                  48.03
      6/3/2008           CR Intrinsic Investments, LLC             900                  48.04
      6/3/2008           CR Intrinsic Investments, LLC            1700                  48.05
      6/3/2008           CR Intrinsic Investments, LLC            1608                  48.06
      6/3/2008           CR Intrinsic Investments, LLC            1700                  48.07
      6/3/2008           CR Intrinsic Investments, LLC             692                  48.08
      6/3/2008           CR Intrinsic Investments, LLC            2300                  48.09
      6/3/2008           CR Intrinsic Investments, LLC            12300                  48.1
      6/3/2008           CR Intrinsic Investments, LLC             100                  48.12
      6/3/2008           CR Intrinsic Investments, LLC             100                  48.13
      6/3/2008           CR Intrinsic Investments, LLC            5200                  48.14
      6/3/2008           CR Intrinsic Investments, LLC             600                  48.17
      6/3/2008           CR Intrinsic Investments, LLC             500                  48.18
      6/3/2008           CR Intrinsic Investments, LLC             192                   48.2
      6/3/2008           CR Intrinsic Investments, LLC             600                  48.21
      6/3/2008           CR Intrinsic Investments, LLC             300                  48.22
      6/3/2008           CR Intrinsic Investments, LLC            2500                  48.25
      6/3/2008           CR Intrinsic Investments, LLC             300                  48.26
      6/3/2008           CR Intrinsic Investments, LLC            26803                  48.3
      6/3/2008           CR Intrinsic Investments, LLC             771                  48.31
      6/3/2008           CR Intrinsic Investments, LLC            1121                  48.32
      6/3/2008           CR Intrinsic Investments, LLC            1105                  48.33
      6/3/2008           CR Intrinsic Investments, LLC             100                  48.37
      6/3/2008           CR Intrinsic Investments, LLC             800                  48.38
      6/3/2008           CR Intrinsic Investments, LLC             892                  48.39
      6/3/2008           CR Intrinsic Investments, LLC            13008                  48.4
      6/3/2008           CR Intrinsic Investments, LLC            1700                  48.41
      6/3/2008           CR Intrinsic Investments, LLC             700                  48.44
      6/3/2008           CR Intrinsic Investments, LLC             500                  48.45
      6/3/2008           CR Intrinsic Investments, LLC            1100                  48.46
      6/3/2008           CR Intrinsic Investments, LLC             508                  48.47
      6/3/2008           CR Intrinsic Investments, LLC            2900                  48.48
      6/3/2008           CR Intrinsic Investments, LLC            2637                  48.49
      6/3/2008           CR Intrinsic Investments, LLC             400                  48.495
      6/3/2008           CR Intrinsic Investments, LLC            12201                  48.5


      6/3/2008           CR Intrinsic Investments, LLC            6000                  48.51
      6/3/2008           CR Intrinsic Investments, LLC            1200                  48.52
      6/3/2008           CR Intrinsic Investments, LLC             600                  48.53
      6/3/2008           CR Intrinsic Investments, LLC             100                  48.54
      6/3/2008           CR Intrinsic Investments, LLC            9048                  48.55
      6/3/2008           CR Intrinsic Investments, LLC             200                  48.82
      6/3/2008           CR Intrinsic Investments, LLC            1389                  48.84
      6/3/2008           CR Intrinsic Investments, LLC             200                  48.88
      6/3/2008           CR Intrinsic Investments, LLC             700                   48.9
      6/3/2008           CR Intrinsic Investments, LLC            1100                  48.93
      6/3/2008           CR Intrinsic Investments, LLC            1000                  48.94
      6/3/2008           CR Intrinsic Investments, LLC            1600                  48.95
      6/3/2008           CR Intrinsic Investments, LLC             66                   48.98
      6/3/2008           CR Intrinsic Investments, LLC             100                  49.04
      6/3/2008           CR Intrinsic Investments, LLC             600                  49.05
      6/3/2008           CR Intrinsic Investments, LLC             700                  49.09
      6/4/2008           CR Intrinsic Investments, LLC             100                  47.34
      6/4/2008           CR Intrinsic Investments, LLC             100                  47.35
      6/4/2008           CR Intrinsic Investments, LLC             100                  47.39
      6/4/2008           CR Intrinsic Investments, LLC            1700                  47.44
      6/4/2008           CR Intrinsic Investments, LLC            1800                  47.45
      6/4/2008           CR Intrinsic Investments, LLC             100                  47.49
      6/4/2008           CR Intrinsic Investments, LLC             500                   47.5
      6/4/2008           CR Intrinsic Investments, LLC             200                  47.64
      6/4/2008           CR Intrinsic Investments, LLC            2100                  47.66
      6/4/2008           CR Intrinsic Investments, LLC             800                  47.69
      6/4/2008           CR Intrinsic Investments, LLC             100                  47.78
      6/4/2008           CR Intrinsic Investments, LLC             100                  47.83
      6/4/2008           CR Intrinsic Investments, LLC             400                  47.84
      6/4/2008           CR Intrinsic Investments, LLC             500                  47.85
      6/4/2008           CR Intrinsic Investments, LLC             300                  47.93
      6/4/2008           CR Intrinsic Investments, LLC              5                   47.95
      6/4/2008           CR Intrinsic Investments, LLC             100                  47.96
      6/4/2008           CR Intrinsic Investments, LLC             792                  47.97
      6/4/2008           CR Intrinsic Investments, LLC             800                  47.98
      6/4/2008           CR Intrinsic Investments, LLC             700                  47.99
      6/4/2008           CR Intrinsic Investments, LLC            8893                    48
      6/4/2008           CR Intrinsic Investments, LLC             100                  48.23
      6/4/2008           CR Intrinsic Investments, LLC             300                  48.24
      6/4/2008           CR Intrinsic Investments, LLC             111                  48.25
      6/4/2008           CR Intrinsic Investments, LLC             300                  48.28
      6/4/2008           CR Intrinsic Investments, LLC             700                  48.31
      6/4/2008           CR Intrinsic Investments, LLC             100                  48.34
      6/4/2008           CR Intrinsic Investments, LLC            1500                  48.35
      6/4/2008           CR Intrinsic Investments, LLC             500                  48.37
      6/4/2008           CR Intrinsic Investments, LLC             491                  48.38
      6/4/2008           CR Intrinsic Investments, LLC             300                  48.39
      6/4/2008           CR Intrinsic Investments, LLC             100                  48.46
      6/4/2008           CR Intrinsic Investments, LLC             600                  48.47
      6/4/2008           CR Intrinsic Investments, LLC             900                  48.48


      6/4/2008           CR Intrinsic Investments, LLC             100                  48.485
      6/4/2008           CR Intrinsic Investments, LLC            1889                  48.49
      6/4/2008           CR Intrinsic Investments, LLC            7410                   48.5
      6/4/2008           CR Intrinsic Investments, LLC             300                  48.55
      6/4/2008           CR Intrinsic Investments, LLC             300                  48.57
      6/4/2008           CR Intrinsic Investments, LLC            1900                  48.59
      6/4/2008           CR Intrinsic Investments, LLC            3004                   48.6
      6/4/2008           CR Intrinsic Investments, LLC             100                  48.66
      6/4/2008           CR Intrinsic Investments, LLC             100                  48.67
      6/4/2008           CR Intrinsic Investments, LLC             200                  48.68
      6/4/2008           CR Intrinsic Investments, LLC             192                  48.69
      6/4/2008           CR Intrinsic Investments, LLC             200                   48.7
      6/4/2008           CR Intrinsic Investments, LLC             200                  48.71
      6/4/2008           CR Intrinsic Investments, LLC             308                  48.72
      6/4/2008           CR Intrinsic Investments, LLC             200                  48.73
      6/4/2008           CR Intrinsic Investments, LLC             100                  48.74
      6/4/2008           CR Intrinsic Investments, LLC             500                  48.75
      6/4/2008           CR Intrinsic Investments, LLC             400                  48.77
      6/4/2008           CR Intrinsic Investments, LLC             100                  48.79
      6/4/2008           CR Intrinsic Investments, LLC             596                   48.8
      6/4/2008           CR Intrinsic Investments, LLC             100                  48.81
      6/4/2008           CR Intrinsic Investments, LLC             200                  48.82
      6/4/2008           CR Intrinsic Investments, LLC             600                  48.83
      6/4/2008           CR Intrinsic Investments, LLC             100                  48.84
      6/4/2008           CR Intrinsic Investments, LLC             900                  48.85
      6/4/2008           CR Intrinsic Investments, LLC            2900                  48.86
      6/4/2008           CR Intrinsic Investments, LLC             100                  48.87
      6/4/2008           CR Intrinsic Investments, LLC             500                  48.88
      6/4/2008           CR Intrinsic Investments, LLC            1700                  48.89
      6/4/2008           CR Intrinsic Investments, LLC            6900                   48.9
      6/4/2008           CR Intrinsic Investments, LLC            5200                  48.91
      6/4/2008           CR Intrinsic Investments, LLC             300                  48.92
      6/4/2008           CR Intrinsic Investments, LLC             700                  48.93
      6/4/2008           CR Intrinsic Investments, LLC             200                  48.94
      6/4/2008           CR Intrinsic Investments, LLC             391                  48.95
      6/4/2008           CR Intrinsic Investments, LLC             900                  48.96
      6/4/2008           CR Intrinsic Investments, LLC             600                  48.97
      6/4/2008           CR Intrinsic Investments, LLC             600                  48.98
      6/4/2008           CR Intrinsic Investments, LLC            1400                  48.99
      6/4/2008           CR Intrinsic Investments, LLC            6418                    49
      6/5/2008           CR Intrinsic Investments, LLC             100                  48.29
      6/5/2008           CR Intrinsic Investments, LLC            1000                  48.38
      6/5/2008           CR Intrinsic Investments, LLC            1300                   48.4
      6/5/2008           CR Intrinsic Investments, LLC             400                  48.41
      6/5/2008           CR Intrinsic Investments, LLC             500                  48.44
      6/5/2008           CR Intrinsic Investments, LLC            1300                  48.45
      6/5/2008           CR Intrinsic Investments, LLC             400                  48.46
      6/5/2008           CR Intrinsic Investments, LLC             300                  48.47
      6/5/2008           CR Intrinsic Investments, LLC             800                  48.48
      6/5/2008           CR Intrinsic Investments, LLC            1500                  48.49


      6/5/2008           CR Intrinsic Investments, LLC            15100                  48.5
      6/5/2008           CR Intrinsic Investments, LLC            1000                  48.51
      6/5/2008           CR Intrinsic Investments, LLC             600                  48.515
      6/5/2008           CR Intrinsic Investments, LLC            2000                  48.52
      6/5/2008           CR Intrinsic Investments, LLC            1300                  48.525
      6/5/2008           CR Intrinsic Investments, LLC            5300                  48.53
      6/5/2008           CR Intrinsic Investments, LLC            5700                  48.54
      6/5/2008           CR Intrinsic Investments, LLC            16600                 48.55
      6/5/2008           CR Intrinsic Investments, LLC            7301                   48.6
      6/5/2008           CR Intrinsic Investments, LLC            1400                  48.79
      6/5/2008           CR Intrinsic Investments, LLC            4300                   48.8
      6/5/2008           CR Intrinsic Investments, LLC            4799                  48.81
      6/5/2008           CR Intrinsic Investments, LLC             300                  48.82
      6/5/2008           CR Intrinsic Investments, LLC             200                  48.84
      6/5/2008           CR Intrinsic Investments, LLC            1500                  48.85
      6/5/2008           CR Intrinsic Investments, LLC            10000                 48.88
